Filed Pursuant to Rule 433

Registration No. 333-205684

March 28, 2017

FREE WRITING PROSPECTUS

(To Prospectus dated February 16, 2017)

Hello [Name],

Has your tax advisor recommended contribution to an IRA before April 18th as a method of reducing your 2016 taxable income? Have you been thinking of investing in Rich Uncles NNN REIT?

Through a self-directed IRA, you can accomplish both.

Rich Uncles IRA investment program allows investors to simultaneously open a tax-deferred retirement account with our partnered custodian and invest those funds directly into Rich Uncles NNN REIT.

If you have any questions about our real estate investment trust, or the prospectus, please call us at (855) Rich-Uncles or simply reply to this email.

Sincerely,
Rich Uncles Investor Relations
(855) Rich-Uncles

About Rich Uncles	Contact Us

Rich Uncles is a Real Estate Investment Trust (REIT) that allows small investors the opportunity to invest in commercial property. Learn more	3080 Bristol Street, Suite 550 Costa Mesa, CA 92626 info@RichUncles.com 1-855-Rich-Uncles (1-855-742-4862)

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Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in the registration statement and the other documents Rich Uncles NNN REIT has filed with the SEC for more complete information about Rich Uncles and the securities offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll-free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com, or by visiting http://www2.richuncles.com/e/209752/prospectus-nnn/z2tl/34091093. This is not an offering, which may be made only by prospectus. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The $1 Billion offering of our common stock is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Nevada, Montana, New Hampshire, New York, South Dakota, Texas, Utah, Vermont, Virginia, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website (http://www2.richuncles.com/e/209752/2017-03-28/z2tn/34091093).

The IRS allows taxpayers to place a certain amount of pre-tax or post-tax dollars into tax-sheltered or tax-deferred accounts every year, one of which is a self-directed IRA account. Individuals over the age of 50 are able to place up to $6,500 a year into one of these approved accounts and have those dollars be tax-sheltered or tax-deferred. Individuals under the age of 50 are able to place up to $5,500 a year into one of these approved accounts and have those dollars be tax-sheltered or tax-deferred. Consult your tax professional with any questions related to these types of accounts prior to investing.

Our mailing address is:

Rich Uncles

3080 Bristol Street, Suite 550

Costa Mesa, CA 92626

RichUncles © 2017 All Rights Reserved

Reduce your taxable income this tax season by investing up to $6,500 in a Rich Uncles Self-Directed IRA!*

Dividends and share value appreciation are tax-deferred.

7% average annualized dividends distributed each month to date.**

Pay $0 in fees when you invest $2,500 or more!

Through the Rich Uncles IRA investment program, investors are now able to simultaneously open a tax-deferred retirement account and invest those funds directly into Rich Uncles' portfolio of income-producing commercial real estate.

Want to learn more? Our Investor Relations team is standing by to answer your questions and help you through the investment process. Click the link below to schedule a call with a member of our team!

JAN 31

If you have taken distributions or rolled assets out of IRA or 401(k) accounts in 2016, the Form 1099-R becomes available.

FEB 15

If you have a taxable brokerage account and trades that occurred in 2016, the Form 1099-B becomes available.

If you have received more than $10 in dividend payouts, the Form 1099-DIV becomes available.

MAR 15

If you have an FSA health plan, this is the last day to "use it or lose it". Check with your provider for the specifics of your plan.

APRIL 17

This is the deadline to make a deposit into your IRA so that it counts as a 2016 contribution, and lessens taxes for your gross income.

For high earners, this is also the deadline to contribute to a non-deductible IRA then convert to a ROTH, allowing high earners to shelter their money from future higher taxes.

APRIL 18

Tax Day! This is the deadline to file your taxes. Some states, such as Maine or Massachusetts, adhere to state-specific holidays that may impact your tax deadline. Be sure to check with your state's official website for the most accurate deadline information.

OCT 17

Last day for extension filers to file their tax returns.

Ready to Get Started?

Our Investor Relations team is standing by to answer your questions and help you reduce your 2016 taxable income by opening a Rich Uncles IRA. Click the link below to get started!

* The IRS allows taxpayers to place a certain amount of pre-tax or post-tax dollars into tax-sheltered or tax-deferred accounts every year, one of which is a self-directed IRA account. Individuals over the age of 50 are able to place up to $6,500 a year into one of these approved accounts and have those dollars be tax-sheltered or tax-deferred. Individuals under the age of 50 are able to place up to $5,500 a year into one of these approved accounts and have those dollars be tax-sheltered or tax-deferred. Consult your tax professional with any questions related to these types of accounts prior to investing. Learn more on IRS.gov

** Past performance is not a guarantee